Aurora Cannabis Signs Agreement with Heinrich Klenk GmbH & Co. KG

Accelerating Growth and Market Penetration in Germany

TSX: ACB

EDMONTON, May 28, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company, through its wholly owned subsidiary Pedanios GmbH ("Pedanios"), has signed a collaboration agreement with Heinrich Klenk GmbH & Co. KG ("Klenk"), one of Europe's largest medicinal plant companies. Klenk, whose products are carried in over 25,000 pharmacies throughout Germany and Europe, has been importing, exporting, and processing medicinal plants and herbal raw materials for the pharmaceutical industry for over 90 years.

Under the terms of the agreement, Aurora has launched a new cannabis brand in Germany called "Cannabis Klenk" which is produced in Canada, imported by Pedanios, and sold to German pharmacies through Klenk's existing and wide-reaching pharmaceutical wholesale distribution network. Klenk has an unmatched reputation in Germany, both for the quality of its products, and for the reliability of its distribution network.

"Klenk is a fantastic partner for Aurora, enabling us to add to our already leading presence in the German market with one of the country's most widely recognized medicinal plant brands and most comprehensive distribution networks," said Neil Belot, Chief Global Business Development Officer. "Operating for over 90 years, Klenk is one of the most trusted partners to the pharmaceutical wholesale and pharmacy sectors. This, we believe, will help further destigmatize the use of medical cannabis in Germany and accelerate growth. Klenk's decentralized distribution capabilities ensure short supply lines throughout the entire country, greatly increasing our market reach, while reducing the need to invest heavily in our own sales and fulfillment capabilities."

Klenk and its medicinal plant products are synonymous with quality and are made available across Germany and Europe through decades long relationships with the leading European pharmaceutical wholesale distributors. Cannabis Klenk branded products are currently held in over 20 distribution hubs located across Germany to facilitate fast and uncomplicated access, as well as same-day delivery service to pharmacies where available.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), one of Western Canada's largest retail chains of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

About Klenk

Klenk is a family-run company with about 100 employees that has been trading plant-based raw materials for more than 90 years. Klenk procures, analyzes and processes these for our customers in the pharmaceutical, food and animal feed industries. For decades, Klenk has been the natural partner for pharmacies in the field of medicinal herbs, raw plant materials and medicinal teas.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Terry Booth
CEO

SOURCE Aurora Cannabis Inc.

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For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938, cmacphail@national.ca; For U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 28-MAY-18